SECURITIES AND EXCHANGE COMMISSION

                      Washington, D.C. 20549


************************************
          In the Matter of
 Alliant Energy Corporation, et al.           CERTIFICATE
                                              PURSUANT TO
              File No. 70-9455                  RULE 24

(Public Utility Holding Company Act
              of 1935)
************************************

           This Certificate of Notification (the "Certificate") is filed by Alliant Energy Corporation ("Alliant Energy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), and its wholly-owned subsidiary, Alliant Energy Resources, Inc. ("Resources"), in connection with the transactions proposed in the Form U-1 Application-Declaration (the "Application-Declaration"), as amended, of Alliant Energy and Resources (collectively, the "Applicants") in File No. 70-9455. These transactions were authorized by order of the Securities and Exchange Commission
(the "Commission") dated August 26, 1999 (the "Order"). The Applicants hereby certify the matters set forth below pursuant to Rule 24 of the rules under the Act:

a. The sales of Common Stock of Alliant Energy and the purchase price per share and the market price per share at the date of the agreement of sale.

           ANSWER:

           07/17/00       27,183 shares       $26.7878 per share
           08/15/00       194,477 shares      $28.7310 per share
           09/15/00       15,280 shares       $29.8966 per share


      Shares shown above were issued pursuant to the Company's Shareowner Direct Plan. Shares were credited to Plan participant's accounts at the prices shown. This price represents the aggregate price of open market purchases for the investment dates.

b. The total number of shares of Alliant Energy Common Stock issued or issuable under options granted during the quarter under Alliant Energy's benefit plans or otherwise.

           ANSWER:   Stock options exercised under the Alliant
                     Energy Long-Term Equity Incentive Plan
                     Date:  09/08/00
                     Number of Shares:  2,114
                     Exercise Price:  $29.875

c. If Common Stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted to the acquiror.

           ANSWER:   As an adjustment to a stock purchase
           agreement dated September 15, 1998, an additional 5,960 shares were issued on 09/29/00 at $29.38 per share.
           The stock is restricted to the acquiror.

d. The names of the guarantors and of the beneficiary of any Guaranteed Note, Alliant Energy Guarantee or Non-utility Subsidiary Guarantee issued during the quarter, and the amount, terms and purpose of the guarantee.

           ANSWER:

           The guarantees issued can be summarized as follows:


     Guarantor         On behalf of               Purpose                             Nominal amounts
     --------------------------------------------------------------------------------------------------
     Alliant Energy    Cargill-Alliant            Bulk power purchases/sales               $24,187,500
     Alliant Energy    Alliant Energy Corporate   Guarantee of lease payments              $48,641,926
                          Services, Inc.
     Alliant Energy    Alliant Energy Resources   Delivery of Power                         $5,000,000
     Alliant Energy    Various Subsidiaries       Worker's compensation bonds, etc.            $60,000

                                                                Alliant Energy total:      $77,889,426



           * Alliant Energy is liable for 50% of total combined guarantees issued by Alliant Energy and Cargill on behalf of Cargill-Alliant.

           See EXHIBIT A attached for additional details.

e.   The amount and terms of any Debentures issued during the quarter.

           ANSWER: None.

f. The amount and terms of any financings consummated by any Nonutility Subsidiary during the quarter that are not exempt under Rule 52.

           ANSWER: None.

g. The notional amount and principal terms of any Interest Rate Hedge or Anticipatory Hedge entered into during the quarter and the identity of the parties to such instruments.

           ANSWER:  None.

h. The name, parent company, and amount invested in any new Intermediate Subsidiary, Financing Subsidiary, Energy Asset Subsidiary during the quarter.

           ANSWER:  None.

i. A list of U-6B-2 forms (Certificate of the issuance, renewal or guarantee of a security exempted from provisions of Section 6(a)) filed with the Commission during the quarter, including the name of the filing entity and the date of filing.

           ANSWER: Alliant Energy Resources Inc.       August 15, 2000

j. Consolidated balance sheets as of the end of the quarter and separate balance sheets as of the end of the quarter for each company, including Alliant Energy, that has engaged in jurisdictional financing transactions during the quarter.

           ANSWER: See EXHIBIT B attached.

                         S I G N A T U R E

           Pursuant to the requirements of the Public Utility
Holding Company Act of 1935, as amended, the undersigned companies have duly caused this Certificate to be signed on their behalf by the undersigned thereunto duly authorized.



                               ALLIANT ENERGY CORPORATION



                               By:  /s/ Edward M. Gleason
                                    --------------------------
                                    Name:  Edward M. Gleason
                                    Title: Vice President-Treasurer and
                                               Corporate Secretary




November 22, 2000

       Detail of the Guarantees issued during the quarter ending 09/30/00
                                    Exhibit A

                                                                                                  Date Of      Date of      Amount
  Guarantor       On Behalf Of           Purpose             Counterparty Name                   Guarantee   Expiration   Guaranteed
------------------------------------------------------------------------------------------------------------------------------------
Alliant Energy  Cargill-Alliant  Bulk Power Purchase/Sales   Wisconsin Electric Power Corporation  07/20/2000  07/20/2001 $2,000,000
Alliant Energy  Cargill-Alliant  Bulk Power Purchase/Sales   Merrill Lynch Capital Services        07/25/2000  07/25/2001 $1,000,000
Alliant Energy  Cargill-Alliant  Bulk Power Purchase/Sales   New York Independent System Operator  07/27/2000  07/26/2001 $2,000,000
Alliant Energy  Cargill-Alliant  Bulk Power Purchase/Sales   Dynegy Power Marketing Inc.           08/01/2000  07/27/2001 $5,000,000
Alliant Energy  Cargill-Alliant  Bulk Power Purchase/Sales   Florida Power & Light Company         07/27/2000  08/04/2001 $1,000,000
Alliant Energy  Cargill-Alliant  Bulk Power Purchase/Sales   Bonneville Power Administration       07/27/2000  08/05/2001   $500,000
Alliant Energy  Cargill-Alliant  Bulk Power Purchase/Sales   Sask Power                            07/27/2000  08/26/2001 $1,000,000
Alliant Energy  Cargill-Alliant  Bulk Power Purchase/Sales   Pacificorp                            07/27/2000  08/06/2001 $2,000,000
Alliant Energy  Cargill-Alliant  Bulk Power Purchase/Sales   Southern Company Services Inc.        08/02/2000  08/02/2001   $100,000
Alliant Energy  Cargill-Alliant  Bulk Power Purchase/Sales   British Columbia Power Exchange       08/04/2000  08/04/2001 $3,000,000
Alliant Energy  Cargill-Alliant  Bulk Power Purchase/Sales   DTE Energy Trading Inc.               08/21/2000  08/01/2001 $1,000,000
Alliant Energy  Cargill-Alliant  Bulk Power Purchase/Sales   Seminole Electric Cooperative         08/21/2000  08/21/2001   $250,000
Alliant Energy  Cargill-Alliant  Bulk Power Purchase/Sales   Tucson Electric Power Company         09/11/2000  09/08/2001 $1,000,000

Alliant Energy  Cargill-Alliant  Bulk Power Purchase/Sales   Public Service Co.of Colorado/
                                                                 Southwest PSC                     09/05/2000  09/07/2001 $2,000,000
Alliant Energy  Cargill-Alliant  Bulk Power Purchase/Sales   PG&E Energy Trading - Power           09/05/2000  09/08/2001 $2,000,000

Alliant Energy  Cargill-Alliant  Bulk Power Purchase/Sales   Salt River Project Agricultural
                                                                 Power District                    09/05/2000  09/09/2001 $1,000,000
Alliant Energy  Cargill-Alliant  Bulk Power Purchase/Sales   NRG Power Marketing, Inc.             09/08/2000  09/30/2001 $2,000,000
Alliant Energy  Cargill-Alliant  Bulk Power Purchase/Sales   Dayton Power & Light Company          09/07/2000  09/07/2001 $4,000,000
Alliant Energy  Cargill-Alliant  Bulk Power Purchase/Sales   MEAG Power                            09/12/2000  09/12/2001   $375,000
Alliant Energy  Cargill-Alliant  Bulk Power Purchase/Sales   The Manitoba Hydro Electric Board     09/20/2000  09/20/2001 $1,000,000
Alliant Energy  Cargill-Alliant  Bulk Power Purchase/Sales   El Paso Merchant Energy, LP           09/27/2000  05/25/2001 $2,000,000
                                                                                                                         -----------
                                                                                                                         $34,225,000
                                                                                                                         ===========


    Cargill     Cargill-Alliant  Bulk Power Purchase/Sales   Arizona Public Service Company        08/02/2000  08/22/2001 $1,000,000
    Cargill     Cargill-Alliant  Bulk Power Purchase/Sales   Avista Corp dba Avista Utilities      09/01/2000  09/10/2001 $1,000,000
    Cargill     Cargill-Alliant  Bulk Power Purchase/Sales   California Power Exchange Corp.       07/28/2000  07/28/2001 $1,900,000
    Cargill     Cargill-Alliant  Bulk Power Purchase/Sales   Carolina Power & Light Company        08/02/2000  08/10/2001 $1,000,000
    Cargill     Cargill-Alliant  Bulk Power Purchase/Sales   East Kentucky Power Cooperative Inc.  07/01/2000  07/01/2001   $500,000
    Cargill     Cargill-Alliant  Bulk Power Purchase/Sales   Entergy Power Marketing Corp.         09/25/2000  09/25/2001 $1,000,000
    Cargill     Cargill-Alliant  Bulk Power Purchase/Sales   MidAmerican Energy Company            09/21/2000  09/21/2001 $1,000,000
    Cargill     Cargill-Alliant  Bulk Power Purchase/Sales   Nebraska Public Power District        08/22/2000  08/31/2001   $250,000
    Cargill     Cargill-Alliant  Bulk Power Purchase/Sales   Northern States Power Company         09/21/2000  09/21/2001 $1,000,000
    Cargill     Cargill-Alliant  Bulk Power Purchase/Sales   Oklahoma Gas & Electric Company       07/05/2000  07/05/2001   $500,000
    Cargill     Cargill-Alliant  Bulk Power Purchase/Sales   PPL EnergyPlus LLC                    09/21/2000  09/20/2001 $1,000,000
    Cargill     Cargill-Alliant  Bulk Power Purchase/Sales   Tennessee Valley Authority            07/05/2000  07/05/2001   $500,000
    Cargill     Cargill-Alliant  Bulk Power Purchase/Sales   Western Resources Inc.                07/06/2000  07/06/2001   $500,000
    Cargill     Cargill-Alliant  Bulk Power Purchase/Sales   Wisconsin Electric Power Company      07/03/2000  07/11/2001 $3,000,000
                                                                                                                          ----------
                                                                                                                         $14,150,000
                                                                                                                          ==========

Total Cargill & Alliant Energy Combined *                                                                                $48,375,000

Alliant Energy Liability is 50% of Total Cargill & Alliant Energy Guarantees Combined                                    $24,187,500


Alliant Energy  Corporate Services Guarantee of Lease            Citicorp                        04/19/2000  04/19/2007  $48,641,926

Alliant Energy         ISCO        Delivery of Power             Enron                           07/01/2000  12/31/2001   $5,000,000


* This amount includes amendements and renewals of existing guarantees issued during the quarter.

                     PART I. FINANCIAL INFORMATION                                                                        Exhibit B
                    ITEM 1. CONSOLIDATED FINANCIAL STATEMENTS

                           ALLIANT ENERGY CORPORATION
                  CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

                                                                   For the Three Months                  For the Nine Months
                                                                   Ended September 30,                   Ended September 30,
                                                               2000                 1999               2000                 1999
------------------------------------------------------------------------------------------------------------------------------------
                                                                            (in thousands, except per share amounts)
Operating revenues:
  Electric utility                                             $480,763          $475,423          $1,248,228           $1,192,913
  Gas utility                                                    41,369            33,473             226,156              213,357
  Non-regulated and other                                       136,290            89,440             377,453              225,035
                                                            ------------    --------------      --------------    -----------------
                                                                658,422           598,336           1,851,837            1,631,305
                                                            ------------    --------------      --------------    -----------------
 -----------------------------------------------------------------------------------------------------------------------------------
Operating expenses:
  Electric and steam production fuels                            80,605            80,250             213,990              199,013
  Purchased power                                                85,553            74,802             222,690              199,308
  Cost of utility gas sold                                       22,660            14,458             136,642              118,468
  Other operation and maintenance                               223,752           196,644             677,260              531,047
  Depreciation and amortization                                  79,625            74,542             233,506              218,656
  Taxes other than income taxes                                  26,206            26,839              79,171               80,767
                                                            ------------    --------------      --------------    -----------------
                                                                518,401           467,535           1,563,259            1,347,259
                                                            ------------    --------------      --------------    -----------------
-----------------------------------------------------------------------------------------------------------------------------------
Operating income                                                140,021           130,801             288,578              284,046
                                                            ------------    --------------      --------------    -----------------
 -----------------------------------------------------------------------------------------------------------------------------------
Interest expense and other:
  Interest expense                                               45,040            32,232             127,452              100,347
  Allowance for funds used during construction                   (2,186)           (1,667)             (6,825)              (5,383)
  Preferred dividend requirements of subsidiaries                 1,679             1,677               5,035                5,029
  Gain on reclassification of investments                      (321,349)                -            (321,349)                   -
  Gains on sales of McLeodUSA Inc. stock                              -                 -             (10,206)             (33,826)
  Miscellaneous, net                                            (18,106)          (15,521)            (40,546)             (25,528)
                                                            ------------    --------------      --------------    -----------------
                                                               (294,922)           16,721            (246,439)              40,639
                                                            ------------    --------------      --------------    -----------------
-----------------------------------------------------------------------------------------------------------------------------------
Income before income taxes                                      434,943           114,080             535,017              243,407
                                                            ------------    --------------      --------------    -----------------
-----------------------------------------------------------------------------------------------------------------------------------
Income taxes                                                    175,403            42,585             213,879               91,623
                                                            ------------    --------------      --------------    -----------------
-----------------------------------------------------------------------------------------------------------------------------------
Income before cumulative effect of a change in
   accounting principle                                         259,540            71,495             321,138              151,784
                                                            ------------    --------------      --------------    -----------------
-----------------------------------------------------------------------------------------------------------------------------------
Cumulative effect of a change in accounting
   principle, net of tax                                         16,708                 -              16,708                    -
                                                            ------------    --------------      --------------    -----------------
-----------------------------------------------------------------------------------------------------------------------------------
Net income                                                     $276,248           $71,495            $337,846             $151,784
                                                            ============    ==============      ==============    =================
 -----------------------------------------------------------------------------------------------------------------------------------
Average number of common shares outstanding - basic              79,004            78,569              79,001               78,187
                                                            ============    ==============      ==============    =================
-----------------------------------------------------------------------------------------------------------------------------------
Earnings per average common share - basic:
     Income before cumulative effect of a change
          in accounting principle                                 $3.29             $0.91               $4.07                $1.94
     Cumulative effect of a change in accounting principle         0.21                 -                0.21                    -
                                                            ------------    --------------      --------------    -----------------
     Net income                                                   $3.50             $0.91               $4.28                $1.94
                                                            ============    ==============      ==============    =================
-----------------------------------------------------------------------------------------------------------------------------------
Average number of common shares outstanding - diluted            79,160            78,571              79,202               78,191
                                                            ============    ==============      ==============    =================
-----------------------------------------------------------------------------------------------------------------------------------
Earnings per average common share - diluted:
     Income before cumulative effect of a change
          in accounting principle                                 $3.28             $0.91               $4.06                $1.94
     Cumulative effect of a change in accounting principle         0.21                 -                0.21                    -
                                                            ------------    --------------      --------------    -----------------
     Net income                                                   $3.49             $0.91               $4.27                $1.94
                                                            ============    ==============      ==============    =================
-----------------------------------------------------------------------------------------------------------------------------------
Dividends declared per common share                               $0.50             $0.50               $1.50                $1.50
                                                            ============    ==============      ==============    =================
-----------------------------------------------------------------------------------------------------------------------------------
The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                                                  ALLIANT ENERGY CORPORATION
                                                 CONSOLIDATED BALANCE SHEETS

                                                                                         September 30,
                                                                                             2000                December 31,
ASSETS                                                                                    (Unaudited)                1999
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                  (in thousands)
Property, plant and equipment:
  Utility -
    Plant in service -
      Electric                                                                               $5,158,283             $5,032,675
      Gas                                                                                       565,054                540,874
      Other                                                                                     462,159                458,547
                                                                                    --------------------    -------------------
                                                                                              6,185,496              6,032,096
    Less - Accumulated depreciation                                                           3,258,295              3,077,459
                                                                                    --------------------    -------------------
                                                                                              2,927,201              2,954,637
    Construction work in progress                                                               142,603                119,276
    Nuclear fuel, net of amortization                                                            46,568                 54,363
                                                                                    --------------------    -------------------
                                                                                              3,116,372              3,128,276
  Other property, plant and equipment, net of accumulated
    depreciation and amortization of $204,187 and $184,722, respectively                        474,657                357,758
                                                                                    --------------------    -------------------
                                                                                              3,591,029              3,486,034
                                                                                    --------------------    -------------------

-------------------------------------------------------------------------------------------------------------------------------

Current assets:
  Cash and temporary cash investments                                                            71,269                113,669
  Accounts receivable:
    Customer, less allowance for doubtful accounts
      of $2,783 and $2,253, respectively                                                         77,589                 67,299
    Unbilled utility revenues                                                                    59,874                 48,033
    Other, less allowance for doubtful accounts
      of $465 and $954, respectively                                                             19,101                 30,095
  Production fuel, at average cost                                                               54,416                 49,657
  Materials and supplies, at average cost                                                        55,662                 52,440
  Gas stored underground, at average cost                                                        45,933                 23,151
  Regulatory assets                                                                              29,562                 33,439
  Prepaid gross receipts tax                                                                     16,760                 20,864
  Other                                                                                          55,608                 47,339
                                                                                    --------------------    -------------------
                                                                                                485,774                485,986
                                                                                    --------------------    -------------------

-------------------------------------------------------------------------------------------------------------------------------

Investments:
  Investment in available-for-sale securities of McLeodUSA Inc.                                 588,642              1,123,790
  Investment in trading securities of McLeodUSA Inc.                                            223,726                      -
  Investments in foreign entities                                                               529,581                198,055
  Nuclear decommissioning trust funds                                                           291,280                271,258
  Other                                                                                         173,412                 59,866
                                                                                    --------------------    -------------------
                                                                                              1,806,641              1,652,969
                                                                                    --------------------    -------------------

-------------------------------------------------------------------------------------------------------------------------------

Other assets:
  Regulatory assets                                                                             255,795                263,610
  Deferred charges and other                                                                    208,202                187,084
                                                                                    --------------------    -------------------
                                                                                                463,997                450,694
                                                                                    --------------------    -------------------

-------------------------------------------------------------------------------------------------------------------------------

Total assets                                                                                 $6,347,441             $6,075,683
                                                                                    ====================    ===================

-------------------------------------------------------------------------------------------------------------------------------

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                                                             ALLIANT ENERGY CORPORATION
                                                      CONSOLIDATED BALANCE SHEETS (CONTINUED)

                                                                                       September 30,
                                                                                           2000                  December 31,
CAPITALIZATION AND LIABILITIES                                                         (Unaudited)                   1999
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                         (in thousands, except share amounts)
Capitalization:
  Common stock - $.01 par value - authorized 200,000,000 shares;
    outstanding 79,010,970 and 78,984,014 shares, respectively                                  $790                      $790
  Additional paid-in capital                                                                 947,498                   942,408
  Retained earnings                                                                          796,835                   577,464
  Accumulated other comprehensive income                                                     333,850                   634,903
  Shares acquired for deferred compensation trust - 27,516 shares
    at an average cost of $29.47 per share                                                      (811)                        -
                                                                                ---------------------     ---------------------
       Total common equity                                                                 2,078,162                 2,155,565
                                                                                ---------------------     ---------------------

  Cumulative preferred stock of subsidiaries, net                                            113,752                   113,638
  Long-term debt (excluding current portion)                                               1,591,859                 1,486,765
                                                                                ---------------------     ---------------------
                                                                                           3,783,773                 3,755,968
                                                                                ---------------------     ---------------------

-------------------------------------------------------------------------------------------------------------------------------

Current liabilities:
  Current maturities and sinking funds                                                        92,704                    54,795
  Variable rate demand bonds                                                                  55,100                    55,100
  Commercial paper                                                                           412,755                   374,673
  Notes payable                                                                               35,034                    50,046
  Accounts payable                                                                           184,675                   191,149
  Accrued interest                                                                            39,035                    24,818
  Accrued taxes                                                                              119,309                    78,825
  Other                                                                                      129,252                   104,219
                                                                                ---------------------     ---------------------
                                                                                           1,067,864                   933,625
                                                                                ---------------------     ---------------------

-------------------------------------------------------------------------------------------------------------------------------

Other long-term liabilities and deferred credits:
  Accumulated deferred income taxes                                                          957,998                 1,018,482
  Accumulated deferred investment tax credits                                                 68,719                    71,857
  Derivative liability                                                                       185,976                         -
  Environmental liabilities                                                                   66,260                    65,327
  Pension and other benefit obligations                                                       62,582                    61,988
  Other                                                                                      154,269                   168,436
                                                                                ---------------------     ---------------------
                                                                                           1,495,804                 1,386,090
                                                                                ---------------------     ---------------------

-------------------------------------------------------------------------------------------------------------------------------

Total capitalization and liabilities                                                      $6,347,441                $6,075,683
                                                                                =====================     =====================

-----------------------------------------------------------------------------------------------------------------------------------

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.